UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 7, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Companhia Aberta

CNPJ/MF nº 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO THE MARKET

CLOSING OF THE I-SYSTEMS ACQUISITION TRANSACTION

TIM S.A. (“TIM” or the “Company”) (B3: TIMS3; NYSE: TIMB) hereby informs its shareholders and the market in general that, further to the Material Fact disclosed on February 11, 2026, it has completed, on May 6, 2026, following the fulfillment of all applicable conditions precedent, the acquisition of the remaining equity interest corresponding to 51% (fifty-one percent) of the share capital of I-Systems Soluções de Infraestrutura S.A. (“I-Systems” and the “Transaction”).

Following the closing of the Transaction, the Company now holds 100% (one hundred percent) of I-Systems’ share capital, making it a wholly owned subsidiary. The final purchase price amounted to R$947 million.

All other terms and conditions of the Transaction remain as disclosed in the Material Fact referred to above.

Rio de Janeiro, 7 de maio de 2026.

TIM S.A.

Vicente de Moraes Ferreira

Diretor de Relações com Investidores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 7, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer